SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
For the transition period from to

Commission file number 1-15967

(The Dun & Bradstreet Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Profit Participation Plan of The Dun & Bradstreet Corporation

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation, 103 JFK Parkway, Short Hills, NJ 07078

Profit Participation Plan of
The Dun & Bradstreet
Corporation
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Profit Participation Plan of The Dun & Bradstreet Corporation

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Plan Benefits for year ended December 31, 2005	3

Notes to Financial Statements	4–11

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) *	12

Exhibit
EX-23: CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrators of
Profit Participation Plan of The Dun & Bradstreet Corporation
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Profit Participation Plan of The Dun & Bradstreet Corporation (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
June 9, 2006

Profit Participation Plan of The Dun & Bradstreet Corporation
Statements of Net Assets Available for Plan Benefits
As of December 31, 2005 and 2004

(dollars in thousands)	2005	2004
Assets
Investments (see Note 3)	$823,649	$789,704

Employer contributions receivable	1,386	1,952

Net assets available for plan benefits	$825,035	$791,656

See accompanying notes to the financial statements.

Profit Participation Plan of The Dun & Bradstreet Corporation
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2005

(dollars in thousands)
Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments (see Note 3)	$63,590
Interest income	9,496
Dividend income	4,627

77,713

Contributions
Participant	24,889
Employer	8,440
Transfer from LiveCapital, Inc. plan (see Note 1)	945

Total contributions	34,274

Total additions	111,987

Deductions
Deductions from net assets attributed to benefits paid to participants	78,559
Administrative expenses	49

Total deductions	78,608

Net increase	33,379
Net assets available for plan benefits
Beginning of year	791,656

End of year	$825,035

See accompanying notes to the financial statements.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2005 and 2004
1.	Background and Plan Description

The Dun & Bradstreet Corporation (the “Company”) maintains a Trust (the “Trust”) for the purpose of holding the assets of the Profit Participation Plan of The Dun & Bradstreet Corporation (the “Plan”).

During the third quarter of 2005, the Company acquired a 100% ownership interest in LiveCapital, Inc. On December 30, 2005 assets totaling $944,733 were transferred into the Plan from the LiveCapital.com 401(k) Plan and participants of that plan became 100% vested in the assets that were transferred into the Plan.

The following summary of major Plan provisions in effect for the plan year is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Eligibility

Full time team members of the Company are immediately eligible to participate in the Plan on their date of hire. Part time team members who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan. Full time team members hired after March 31, 2004, who have not enrolled in the Plan within 60 days of their hire date, will be automatically enrolled at a contribution rate of 3% of pre-tax eligible earnings and will be equally invested among the Plan’s default investment options (the Special Fixed Income Fund and the Barclays Global Investors Balanced Index Fund). Employee contributions will be immediately 100% vested.

Contributions

Each eligible participant may contribute up to 16% of covered compensation to the Plan on a pre and/or post-tax basis, subject to an overall limit imposed by the Internal Revenue Code (“IRC”). In addition participants age 50 and over have the ability to contribute up to an additional $4,000 in pre-tax contributions through the Plan’s catch-up contribution provisions. The Company makes minimum matching contributions equal to 50% of the first 6% of covered compensation contributed by the participant. In addition, the Company had made an additional match calculated based on revenue growth (“Revenue Match”). The Revenue Match is determined according to a matrix that is based on the external annual guidance provided for in the performance measure. The Revenue Match was made in the form of Company Common Stock. In February 2006, the Company advised employees that in 2006 it would eliminate the Revenue Match provision.

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan’s investment funds as designated by the participant. The Revenue Match and earlier additional matching contributions made by the Company in the form of Company Common Stock may not be transferred from the Dun & Bradstreet Common Stock Fund until the participant is terminated or reaches the age of 50. In addition, participants may have no

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2005 and 2004
more than 50% of contributions directed to The Dun & Bradstreet Common Stock Fund. Income earned and net appreciation or depreciation on plan investments for a given fund are allocated in proportion to the participant’s account balance in that fund on a daily basis.

The Plan currently offers the following thirteen funds:
(a)	The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies and/or other financial institutions. For fixed rate contracts, the interest rate of each contract depends on market conditions at the time the contract is negotiated and the length of the contract. For floating rate contracts, the interest rate is based on the yield of a market index chosen at the time the contract is negotiated and is reset quarterly based on changes in the index’s yield.

(b)	The PIMCO Total Return Fund — Administrative Class is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

(c)	The Barclays Global Investors Balanced Index Fund is invested approximately 60% in an S&P 500 index fund and approximately 40% in a U.S. fixed income index fund. The Fund holds units of Barclays Global Investors Equity Index Fund T and Barclays Global Investors US Debt Market Fund K.

(d)	The Dun & Bradstreet Corporation Common Stock Fund is invested primarily in the common stock of The Dun & Bradstreet Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity.

(e)	The Moody’s Corporation Common Stock Fund is invested primarily in the common stock of Moody’s Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity. No new contributions or transfers in are allowed.

(f)	The Fidelity Aggressive Growth Fund is invested primarily in common stocks of domestic and foreign issuers. The fund focuses on medium-sized companies, but may also invest in larger or smaller companies and foreign companies.

(g)	The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered “blue chip” by the fund’s portfolio manager. The fund may also invest in companies believed to have above-average growth potential.

(h)	The Fidelity Diversified International Fund is normally invested in non-U.S. securities, primarily in common stock. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.

(i)	The Fidelity Equity Income Fund is normally invested at least 80% of assets in equity securities, primarily in income-producing equity securities which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2005 and 2004
(j)	The Fidelity Low-Priced Stock Fund is normally invested at least 80% of assets in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at time of investment. Often these are stocks of smaller, less well-known companies that the fund’s portfolio manager considers undervalued. Effective July 1, 2004 this fund was closed to new investors. Participants with balances in the fund prior to July 1st can continue to contribute and transfer into and out of the fund.

(k)	The Barclays Global Investors Mid and Small Capitalization Index Fund is invested in stocks of medium-and small-sized U.S. companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index. The fund also holds units in Barclays Global Investors Extended Equity Market Fund K.

(l)	The Barclays Global Investors International Equity Index Fund is invested in stocks of highly capitalized companies in 21 developed countries located in Western Europe, Australia, Japan and the Pacific Rim. The fund also holds units in Barclays Global Investors EAFE Equity Index Fund T.

(m)	The Barclays Global Investors S&P 500 Index Fund is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. – based companies. The Fund holds units in Barclays Global Investors Equity Index Fund T.
Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of employment due to death, retirement or disability, a participant or his or her beneficiary is entitled to receive the vested amount allocated to the participant’s account as a lump sum distribution or in annual installments over a period of not longer than 20 years. For all other terminations and for participant accounts with one-thousand dollars or less, distributions are paid as a lump sum payment.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two general-purpose loans and one principal residence loan. The minimum loan amount is $500 and the maximum is the lower of 50% of a participant’s vested account balance or $50,000, limited by existing outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2005 and 2004, interest on participant loans ranged between 5% and 11.5%.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant’s Plan account at the end of three years of vesting service. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if he/she becomes totally and permanently disabled or dies.

Amounts forfeited by nonvested or partially vested participants who terminated employment during the year ended December 31, 2005 were $358,660. As of December 31, 2005 and 2004,

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2005 and 2004
forfeited participant accounts totaled $35,697 and $28,116 and will be used to reduce future Company contributions.

Administration of the Plan

The Board of Directors of the Company formed a three-committee structure, consisting of the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee (the “Administrators”) responsible for the administration of the Plan. Fidelity Management Trust Company (the “Trustee”) is the Trustee of the Plan and has custody of the Plan’s assets. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to investments of the Plan.

Plan Termination

While the Company has not expressed any intention to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC, which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common / collective trusts, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan is exposed to credit loss in the event of non-performance by the companies with whom the investment contracts are placed. However, the Plan administrators do not anticipate non-performance by these companies.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation

Investments in Mutual Funds are valued at the closing fund share price based on market quotations on the last business day of the plan year. Investments in common stock are valued based on their

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2005 and 2004
closing quoted market price on the last business day of the plan year. Common/Collective Trusts are valued at the net asset value as reported by the fund managers. Fair values of the underlying investments are based upon the latest published market quotations, where available. Investments in benefit responsive contracts with insurance companies are valued at contract value. Participant loans are valued at cost plus accrued interest which approximates fair value.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation and depreciation on those investments.

3.	Investments

Investments held by the Plan at December 31, 2005 and 2004 are summarized as follows:

(dollars in thousands)	2005	2004
At fair value
Common Stocks	$192,448	$164,474
Common/Collective Trusts	272,975	272,348
Mutual Funds	121,154	105,179
Money Market Funds	11,289	9,534
Participant Loans	5,900	6,009
At contract value
Investment Contracts	219,883	232,160

Total Investments Held by the Plan	$823,649	$789,704

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2005 and 2004
Investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004 are identified as follows (in thousands):

	2005	2004
Common Stocks
The Dun & Bradstreet Corporation Common Stock	$77,458	$72,042
Moody’s Corporation Common Stock	114,991	92,432
Common/Collective Trust
Barclays Global Investors S&P 500 Index	202,925	195,911
Barclays Global Investors Mid/Sm Cap Index Fund	43,181	*
Investment Contracts
Metropolitan Life Inc Co.	*	58,048
Pacific Life Insurance Co.	*	55,222
Principal Life Insurance	*	43,470
Travelers Insurance Company	*	38,001
* Represents less than 5%
This footnote represents only the depreciation/appreciation in the funds. Other factors, such as contributions, withdrawals, interest income and dividend income also contributed to the change in net assets. During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated or appreciated in value as follows (in thousands):
Net Appreciation in Investments

Common Stocks
The Dun & Bradstreet Corporation Common Stock	$8,587
Moody’s Corporation Common Stock	34,433
Common/Collective Trusts
Barclays Global Investors Mid and Small Capitalization Index Fund	3,958
Barclays Global Investors S&P 500 Index Fund	9,045
Barclays Global Investors International Equity Index Fund	2,058
Barclays Global Investors Balanced Index Fund	922
Mutual Funds
Fidelity Equity Income Fund	25
Fidelity Blue Chip Growth Fund	608
Fidelity Low-Price Stock Fund	361
Fidelity Aggressive Growth Fund	1,144
Fidelity Diversified International Fund	2,726
PIMCO Total Return Fund — Administrative Class	(277)

Total net appreciation	$63,590

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2005 and 2004
4.	Company-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Company-directed Revenue Match and earlier additional matches by the Company is as follows (in thousands):

	December 31,
	2005	2004
Net assets
The Dun & Bradstreet Corporation Common Stock	$19,888	$17,642

Year Ended
December 31,
2005
Changes in net assets
Contributions	$1,952
Net appreciation in fair value of investments	2,157
Less administrative expenses	(6)
Benefits paid to participants	(1,333)
Forfeitures	(56)
Transfers to participant-directed investments	(468)

$2,246

5.	Contracts with Insurance Companies

The Plan has entered into benefit-responsive investment contracts with various insurance companies. The average life of the contracts is 3 to 5 years. Participants in the Plan can invest in these contracts by allocating a percentage of their contributions into the Special Fixed Income Fund. Such contracts are included in the financial statements at contract value as reported to the Plan by the respective contract issuers. Contract values represent contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves required against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 2.28% to 5.48% for 2005 and 2.20% to 5.48% for 2004. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter. The fair value of the contracts as of December 31, 2005 and 2004 were $216,031,623 and $231,949,963, respectively.

On December 29, 2005, the Financial Accounting Standards Board (FASB) released FASB Staff Position No. AAG INV-1 and SOP94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP clarifies the definition of fully benefit responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

Profit Participation Plan of The Dun & Bradstreet Corporation
Notes to Financial Statements
December 31, 2005 and 2004
Management intends to adopt the FSP for the Plan year ending December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to enhance financial statement presentation and disclosure requirements including the following:
•	Benefit-responsive investment contracts will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully-benefit responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit-responsive.
6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 2, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the letter does not address plan amendments required by the Economic Growth and Tax Relief Reconciliation Act of 2001, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements.

7.	Related-Party Transactions

Certain plan investments are in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services paid to the trustee amounted to $48,757 for the year ended December 31, 2005. Additionally, the Plan invests in common stock of The Dun & Bradstreet Corporation and Moody’s Corporation and these qualify as party-in-interest transactions.

Profit Participation Plan of The Dun & Bradstreet Corporation
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2005

	Price Per	Number of			Current
Description of Investments	Share/Unit	Shares/Units	Cost		Value
Common Stocks
The Dun & Bradstreet Corporation Common Stock*	66.96	1,156,773	$38,840,561		$77,457,520
Moody’s Corporation Common Stock*	61.42	1,872,201	21,658,579		114,990,585

			60,499,140		192,448,105
Common/Collective Trusts
Barclays Global Investors Mid/Sm Cap Index Fund	35.02	1,233,042		**	43,181,130
Barclays Global Investors S&P 500 Index Fund	37.98	5,342,954		**	202,925,400
Barclays Global Investors International Equity Index Fund	12.51	1,402,143		**	17,540,809
Barclays US Debt Market Fund	20.70	450,595		**	9,327,310

					272,974,649
Mutual Funds
Fidelity Equity Income Fund*	52.78	278,782		**	14,714,110
Fidelity Blue Chip Growth Fund*	43.16	411,836		**	17,774,821
Fidelity Low-Priced Stock Fund*	40.84	684,717		**	27,963,858
Fidelity Aggressive Growth Fund*	17.80	1,016,775		**	18,098,592
Fidelity Diversified International Fund*	32.54	794,733		**	25,860,603
PIMCO Total Return Fund — Administrative Class	10.50	1,594,437		**	16,741,589

					121,153,573
Investment Contracts at Contract Value

Metropolitan Life Insurance Co #28891 10/01/08 3.56%	1.00	11,685,225		**	11,685,225
Metropolitan Life Insurance Co #29126 10/01/09 3.61%	1.00	17,244,122		**	17,244,122
Monumental Life Insurance Co #SV04493Q 4/01/09 4.28%	1.00	15,475,859		**	15,475,859
Monumental Life Insurance Co #SV04494Q 10/01/09 4.39%	1.00	15,488,023		**	15,488,023
Monumental Life Insurance Co #SV04572Q 10/01/09 4.42%	1.00	10,106,019		**	10,106,019
New York Life Insurance #GA31397 3/31/06 2.75%	1.00	5,555,469		**	5,555,469
New York Life Insurance #GA31459 10/01/07 2.93%	1.00	7,073,791		**	7,073,791
New York Life Insurance #GA31862 4/01/08 2.28%	1.00	3,738,221		**	3,738,221
New York Life Insurance #GA31817 10/01/08 3.51%	1.00	11,672,523		**	11,672,523
Pacific Life Insurance Co #G-26694-01 4/03/06 5.48%	1.00	16,184,650		**	16,184,650
Pacific Life Insurance Co #G-26694-02 4/01/08 3.76%	1.00	19,092,455		**	19,092,455
Principal Life Insurance #4-04402-09 3/31/08 3.72%	1.00	19,904,383		**	19,904,383
Principal Life Insurance #4-04402-10 3/31/07 4.33%	1.00	3,754,563		**	3,754,563
Principal Life Insurance #4-04402-11 3/31/09 3.29%	1.00	4,762,381		**	4,762,381
Principal Life Insurance #4-04402-12 3/31/09 3.63%	1.00	8,624,131		**	8,624,131
Prudential Insurance Co #62023 04/01/10 4.47%	1.00	10,106,992		**	10,106,992
Travelers Insurance Co #GR 18419 4/02/07 3.72%	1.00	39,414,293		**	39,414,293

					219,883,100
Money Market Funds
Fidelity Investments Short Term Investment Fund*					11,289,673

Participant Loans

Loans to Participants ( 5% - 11.5% maturing at various dates through 2015 )					5,900,170

Total investments					$823,649,270

*	Party in interest transaction.

**	Not applicable as these are participant-directed transactions.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee of the Dun & Bradstreet Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.
PROFIT PARTICIPATION PLAN of THE DUN & BRADSTREET CORPORATION (Name of Plan)

BY:	/ s / Anastasios G. Konidaris

Anastasios G. Konidaris
Principal Accounting Officer
Date: June 27, 2006

/ s / Patricia A. Clifford

Patricia A. Clifford
Senior Vice President, Human Resources